Kontakt

www.linkedin.com/in/bergmannbastian (LinkedIn)
technicallyentertaining.substack.com/ (Blog)

Top-Kenntnisse

Management Consulting
Business Strategy
Entrepreneurship

Languages

Danish (Elementary)
English (Full Professional)
German (Native or Bilingual)
French (Limited Working)

Certifications

Design Thinking for Innovation
Human-Centered Design: an introduction

Publications

Raus aus der Komfortzone - wie deutsche Industrieunternehmen die vierte industrielle Revolution meistern

Face-off with diversity - how to create a diverse team and make it thrive

A Data-Driven Approach to Group Creativity

The art and science of innovation

The IoT Needs a Paradigm Shift from Security to Safety of Connected Devices

Bastian Bergmann

Co-Founder at Solsten | Author of Press Play - Why Every Company Needs a Gaming Strategy
Vereinigte Staaten von Amerika

Zusammenfassung

Bastian is the cofounder and Chief Operating Officer of Solsten, a technology startup that empowers companies to create personalized content using AI and psychological data. Among its customers are globally recognized companies and brands such as Electronic Arts, Activision Blizzard, Zynga, Sony, Supercell, Peloton, DraftKings, and many others.

He is also the author of the book "Press Play - Why Every Company Needs a Gaming Strategy" (https://www.pressplaystrategy.com/) and frequently wrote articles on topics such as innovation strategy, data-driven creativity, and team management for publication in Harvard Business Review. He is also the founder of media strategy firm Technically Entertaining.

An economist and journalist by background, Bastian has spent his entire career at the intersection of digital strategy, entertainment media, and AI. Prior to cofounding Solsten, he was the founder and CEO of WATTx, a company builder focused on machine learning and personalization of user experiences, and a strategy consultant at Boston Consulting Group, where he advised Fortune 1000 companies on their digital strategy across a number of industries. He is a frequently sought-after speaker for events and podcasts and advises startups, scale-ups, corporations, and public sector organizations.

Berufserfahrung

Technically Entertaining
Founder
Januar 2026 - Present (2 Monate)
Luxembourg

Media and digital strategy advisory firm to support top management and boards in navigating the ever changing landscape of consumer behavior,

with an explicit focus on gaming, immersive entertainment, audience understanding, and technology.

Solsten
Co-Founder and COO
Januar 2018 - Present (8 Jahre 2 Monate)
Luxembourg

Solsten is advancing the human experience by empowering companies to build deeply resonating and healthier human-centered experiences. At the intersection of play, psychology, and AI, our suite of products gives companies the ability to understand and meet their audiences' experiential expectations at every step of their journey, unlocking a new era of technology that is healthy for people and for businesses.

Luxembourg Chamber of Commerce
Advisor
Januar 2018 - Dezember 2024 (7 Jahre)
Luxembourg

Revised and built new organizational model for the CMO function while developing digital marketing strategies. Developed strategies and programs to drive awareness and adoption of digital technologies in SMEs.

WATTx
Founder and CEO
August 2015 - Dezember 2017 (2 Jahre 5 Monate)
Berlin und Umgebung, Deutschland

WATTx is a venture builder focused on shaping new and rapidly evolving industries. We create deep tech products and companies that solve industrial problems, with a user-centric approach. Our team conducts focused research, triggering informed solutions that we take from concept to prototype to launch. Whether it be a new product, service, division, or company, we're here to equip industrial companies for the future.

Built the company from the ground up and developed a holistic five-phase ideation process that empowers people to generate hundreds of ideas and rigorously kills and promotes the most promising ones, to build prototypes that are tested and iterated with users by applying state-of-the-art UX principles and processes.

Maschinenraum

MD
Januar 2017 - August 2017 (8 Monate)
Berlin Area, Germany

Maschinenraum is a home for ambitious minds working on connected technologies. We offer a platform for all IoT stakeholders to exchange knowledge, ideas and fuel technological progress.

The Boston Consulting Group
3 Jahre

Consultant
April 2014 - August 2015 (1 Jahr 5 Monate)

Bruce Henderson Institute focused on research and translation of new ideas and strategic tools and concepts for business and beyond - emphasis on digital strategies and technological change.

Associate
September 2012 - März 2014 (1 Jahr 7 Monate)

Focus on Energy sector, corporate strategy, and large scale transformation

McKinsey & Company
Fellow Intern
Juni 2011 - August 2011 (3 Monate)
Vienna

Strategic transformation of the asset management business of a German private bank

@VISORY partners GmbH
Junior Analyst in Mergers and Acquisitions and Debt/Equity Markets
April 2010 - Juli 2010 (4 Monate)

Buy-/sell-side analyst in industrial goods, automotive, and retail

Ernst & Young
Intern in Assurance and Advisory Business Services
Januar 2008 - Februar 2008 (2 Monate)

Ausbildung

Copenhagen Business School
Master of Science, Applied Economics and Finance · (2010 - 2012)

McGill University

Master of Business Administration (MBA), Study abroad term · (2011 - 2011)

University of Applied Sciences Europe

BSc, Business Management · (2007 - 2010)

University of Applied Sciences Europe

BSc, Communication and Media Management · (2007 - 2010)